As filed with the Securities and Exchange Commission on February 11, 2004

                                                  Registration No. 333-
===============================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 ____________

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                 ____________

                            Playboy Enterprises, Inc.
             (Exact name of registrant as specified in its charter)


              Delaware                                      36-4249478
  (State or other jurisdiction of               (I.R.S. Employer Identification
  incorporation or organization)                            Number)

                                 ____________

                           680 North Lake Shore Drive
                             Chicago, Illinois 60611
                                 (312) 751-8000
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 ____________

                              Howard Shapiro, Esq.
                Executive Vice President, Law and Administration,
                          General Counsel and Secretary
                            Playboy Enterprises, Inc.
                           680 North Lake Shore Drive
                             Chicago, Illinois 60611
                                 (312) 751-8000
                (Name, address, including zip code, and telephone
               number, including area code, of agent for service)

                                 ____________

                                   Copies to:

           Rodd M. Schreiber                        Thomas E. Constance
Skadden, Arps, Slate, Meagher & Flom LLP   Kramer, Levin, Naftalis & Frankel LLP
         333 West Wacker Drive                        919 Third Avenue
           Chicago, Illinois                      New York, New York 10022
             (312) 407-0700                            (212) 715-9100

                                 ____________

   Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
                                 ____________

   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|
   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |_|
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
   If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. |_|

                                 ____________

                         CALCULATION OF REGISTRATION FEE
------------------------------------- -------------------------- ------------------------
      Title of Each Class of          Proposed Maximum Aggregate       Amount of
    Securities to be Registered           Offering Price(1)         Registration Fee
------------------------------------- -------------------------- ------------------------
Class B Common Stock, par value $0.01       $103,500,000               $13,113

------------------------------------- -------------------------- ------------------------

(1) Estimated solely for the purpose of calculating the amount of the registration fee, pursuant to Rule 457(o) of the Securities Act of 1933, as amended.
                                 ____________

   The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

===============================================================================

-------------------------------------------------------------------------------
The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
-------------------------------------------------------------------------------


                              Subject to Completion
                 Preliminary Prospectus dated February 11, 2004

Prospectus
                                5,956,320 Shares
                            Playboy Enterprises, Inc.
                              Class B Common Stock

                                  __________

This is a public offering of Class B common stock of Playboy Enterprises, Inc. Of the 5,956,320 shares being offered, we are selling 3,198,163 shares and the selling stockholders referred to in this prospectus are selling 2,758,157 shares. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

Our Class B common stock is listed on The New York Stock Exchange under the symbol "PLA." Our Class B common stock has no voting rights, except as provided in our Amended and Restated Certificate of Incorporation and by Delaware law. The last reported sale price of our Class B common stock on the New York Stock Exchange on February 9, 2004 was $15.11 per share.

See "Risk Factors" beginning on page 5 to read about risks you should consider before buying shares of our Class B common stock.

-------------------------------------------------------------------------------
                                                           Per Share      Total
Public offering price                                      $              $
Underwriting discounts and commissions                     $              $
Proceeds, before expenses, to us                           $              $
Proceeds, before expenses, to selling stockholders         $              $
-------------------------------------------------------------------------------

We have granted the underwriters a 30-day option to purchase from us up to 893,448 additional shares of Class B common stock to cover any over-allotments.

Delivery of shares will be made on or about                  , 2004.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.



Bear, Stearns & Co. Inc.                         Banc of America Securities LLC



              The date of this prospectus is         , 2004

                               PROSPECTUS SUMMARY

     This summary highlights selected information about us and this offering. This summary is not complete and does not contain all of the information that is important to you. You should read this entire prospectus carefully, including the information set forth in "Risk Factors" and information incorporated herein by reference, before making an investment decision. In this prospectus, "Playboy," "our company," "we," "us" and "our" refer to Playboy Enterprises, Inc. and its subsidiaries unless the context otherwise requires. Unless otherwise stated, all information in this prospectus assumes no exercise of the over-allotment option we granted to the underwriters. In this prospectus, the term "common stock" includes both our Class A common stock and Class B common stock.

                                    Overview

     We are a worldwide leader in the development and distribution of multi-media entertainment for adult audiences. The Playboy brand is one of the most widely recognized and popular brands in the world. The strength of our brand drives our entertainment, publishing, online and licensing businesses, many of which hold leadership positions in their market segments. We are the largest U.S. provider of adult pay television content, occupying the majority of channel space in the United States dedicated to adult programming. Our programming is carried by all six of the major cable multiple system operators, or MSOs, and both of the largest satellite direct-to-home, or DTH, providers. Playboy magazine, celebrating its 50th anniversary, is the best-selling monthly men's magazine in the world with a worldwide monthly circulation of approximately 4.5 million copies. Our online business consists of a network of web sites that have an established and growing subscriber and revenue base. Our licensing business utilizes the Playboy name, Rabbit Head Design and our other trademarks for the worldwide manufacture, sale and distribution of a variety of consumer products.

     The appeal of the Playboy brand is global. Our Playboy TV and movie network programming is distributed internationally through 16 owned or licensed networks, seven joint venture networks and through third-party sales of programming. Additionally, we license blocks of programming that are aired on other networks in 25 countries. We sell the U.S. edition of Playboy magazine in more than 50 countries and license 17 international editions of Playboy magazine. Our trademarks are licensed for use on consumer products in more than 100 countries and territories.

     A significant portion of our revenues is derived from subscriptions and other recurring sources. For the fiscal year ended December 31, 2002, television, magazine and online subscriptions plus pay-per-view, or PPV, purchases of our television programming represented 56% of our revenues. The balance of our revenues is derived primarily from advertising, newsstand sales, royalties on sales of licensed products and through e-commerce.

     We operate in four groups, Entertainment, Publishing, Online and Licensing.

Entertainment

     Our Entertainment Group develops, produces and distributes a wide range of high-quality adult television programming for our domestic and international television networks and worldwide DVD and other home video products. Our network offerings in the United States include Playboy TV, Playboy TV en Espanol and seven Spice-branded movie networks. Through both cable and DTH systems, our network programming is available to customers on a PPV, subscription, video-on-demand, or VOD, or subscription VOD basis. We believe offering multiple, high quality networks increases the likelihood that distributors and consumers will continue to choose Playboy-owned networks over our competitors. We occupy the majority of channel space in the United States dedicated to adult programming and, in 2002, had almost 50 million PPV buys across our U.S. networks.

     Playboy TV airs a variety of original and proprietary programming as well as adult movies under exclusive license from leading adult studios. Our proprietary productions include feature films, magazine format shows, reality-based and dramatic series, documentaries, live events and celebrity and Playmate features. As of December 31, 2002, Playboy TV was available domestically in approximately 38.9 million household units, comprising 5.7 million analog cable household units, 14.0 million digital cable household units and 19.2 million DTH household units. In addition, Playboy TV en Espanol was available domestically in approximately 9.7 million household units, comprising
2.7 million digital cable household units and 7.0 million DTH household units. Playboy TV is offered domestically as a PPV and monthly subscription service, while Playboy TV en Espanol is offered as a PPV service on cable and as part of EchoStar's Dish Latino monthly subscription package. Our Spice-branded networks feature adult movies under exclusive license from leading adult studios. As of December 31, 2002, the Spice movie networks were available domestically, on a PPV basis, in approximately 86.1 million household units, comprising 10.8 million analog cable household units, 36.9 million digital cable household units and 38.4 million DTH household units. A household unit is one household carrying one network per carrier platform. A single household can represent multiple household units if more than one of our networks or multiple platforms are available to a household.

     We also own and operate or license 16 Playboy, Spice and locally-branded movie networks in Europe and the Pacific Far East. Through joint ventures, we have equity interests in seven additional networks in Japan, Latin America and Iberia. As of December 31, 2002, these networks were available in an estimated 31 million household units outside of the United States and Canada. These non-U.S. networks carry principally U.S.-originated content, which is subtitled or dubbed and complemented by local content. We further leverage our proprietary Playboy programming by releasing content in DVD and home video formats in the United States and 25 countries overseas.

     We have an extensive library of over 2,200 hours of original Playboy movies and TV programs. Our programming is easily adapted from domestic and international television to DVD and home video formats, enabling us to spread our relatively fixed programming costs over multiple revenue streams. Our 2002 programming spending totaled $41.7 million, approximately two-thirds of which was used to create proprietary programming for Playboy TV. The remainder was used primarily to acquire exclusive licenses to air high-quality adult movies in various edit standards on our movie networks. Our programming spending totaled $34.5 million for the nine months ended September 30, 2003.

Publishing

     Our Publishing Group publishes Playboy magazine in the United States and sells the U.S. edition of the magazine in more than 50 countries. The U.S. edition of Playboy has a monthly circulation of approximately 3.2 million, which has remained stable over the past seven years, and is read by approximately one in every seven men in the United States aged 18 to 34. Approximately 85% of Playboy magazine's domestic circulation is by subscription. Our Publishing Group also licenses 17 international editions of Playboy magazine, which have an aggregate monthly circulation of approximately 1.2 million. The combination of the U.S. and international editions makes Playboy the best selling monthly men's magazine in the United States and in the world.

     Playboy magazine plays a key role in driving the continued popularity and recognition of the Playboy brand. Playboy is a general-interest magazine targeted to men, with a reputation for excellence founded on providing high-quality photography, entertainment and informative articles on current issues and trends. Playboy consistently includes interviews with high profile political, business, entertainment and sports figures; pictorials of famous women; and content by leading authors. We have a library of over 12 million photo images as well as an extensive editorial library. We repurpose these libraries to create other publishing products, including pictorially focused special editions, calendars, books and other ancillary products.

Online

     Our Online Group provides a wide range of web-based entertainment experiences under the Playboy and Spice brand names and derives revenues through subscriptions, e-commerce, advertising and international web sites. Our subscription web sites, which include Playboy Cyber Club, PlayboyNet, Director's Cut Theater, Playboy TV Club and SpiceNet, utilize original online content as well as magazine and video content from our libraries. Our e-commerce offerings include PlayboyStore.com, which offers over 1,500 Playboy-branded fashions, videos, jewelry and collectibles, and SpiceTVStore.com. Our various international web sites mirror the multiple revenue stream model of our domestic online business. Playboy.com, our free web site, generates advertising revenues and directs visitors to the various revenue generating sites. We believe our varied and proprietary content and our well known brand name have enabled us to grow our subscriber base and total revenues since inception of Online's subscription business in 1997, and our average revenue per subscriber has increased in each of the past three years.

Licensing

     We license the Playboy name, Rabbit Head Design and other trademarks for use on products in over 100 countries and territories. Our licensed product lines include men's and women's apparel, accessories, collectibles, cigars, watches, jewelry, fragrances, small leather goods, stationery, eyewear, music, games and slot machines. We also license images in our extensive artwork collection originally commissioned as illustrations for Playboy magazine and the Spice brand name and logo. Our licensed products are marketed primarily through retail outlets, including department and specialty stores.

                               Company Information

     Our common stock trades on the New York Stock Exchange under the symbols PLAA, for our Class A (voting) shares, and PLA, for our Class B (non-voting) shares.

     We were originally founded in 1953. Our principal executive offices are located at 680 North Lake Shore Drive, Chicago, Illinois 60611, and our telephone number is (312) 751-8000. Our corporate website is located at www.playboyenterprises.com. Information contained on our website is not a part of this prospectus.

                                  The Offering

Class B common stock offered by us....................  3,198,163 shares

Class B common stock offered by selling stockholders..  2,758,157 shares

Total shares of Class B common stock offered..........  5,956,320 shares

Total shares of Class B common stock to be
outstanding after the offering........................ 27,263,474 shares

Total shares of Class A and Class B common stock
to be outstanding after the offering.................. 32,127,576 shares

Use of proceeds....................................... To redeem $     million
                                                       aggregate principal
                                                       amount the 11% senior
                                                       secured notes due 2010,
                                                       or senior secured notes,
                                                       issued by our
                                                       wholly-owned subsidiary,
                                                       PEI Holdings, Inc., and
                                                       for general corporate
                                                       purposes. We will not
                                                       receive any proceeds
                                                       from the sale of shares
                                                       by the selling
                                                       stockholders. See "Use
                                                       of Proceeds."

Exchange listing...................................... Our Class B common stock is listed on the New York
                                                       Stock Exchange under the
                                                       symbol "PLA."

___________

     The number of shares of common stock outstanding after this offering is based upon the number of shares outstanding as of December 31, 2003 and includes the conversion of all of the outstanding shares of Playboy Enterprises, Inc. Series A preferred stock, which we refer to in this prospectus as the Playboy preferred stock, into 1,485,948 shares of our Class B common stock and the sale of those shares in this offering. See "Certain Relationships and Related Transactions." This number does not include the following:

o 2,843,886 shares of Class B common stock issuable upon exercise of out-standing options with a weighted average exercise price of $16.22 per share; and

o 2,195,896 shares of Class B common stock reserved for future issuance under our stock option plans.

                                  RISK FACTORS

     An investment in shares of our Class B common stock involves risks. You should carefully consider the risks described below in addition to the other information contained in or incorporated by reference into this prospectus before buying shares of our Class B common stock in this offering. We believe the risks and uncertainties described below and in "Forward-Looking Statements" are the material risks we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may impair our business operations. If any of the following risks actually occur, our business, results of operations and financial condition could be materially adversely affected, and the trading price of our Class B common stock could decline.

Government regulations could adversely affect our business, financial condition or results of operations.

     Our businesses are regulated by governmental authorities in the countries in which we operate. Because of our international operations, we must comply with diverse and evolving regulations. Regulation relates to, among other things, licensing, access to satellite transponders, commercial advertising, subscription rates, foreign investment, Internet gaming, and content, including standards of decency/obscenity. Changes in the regulation of our operations or changes in interpretations of existing regulations by courts or regulators or our inability to comply with current or future regulations could adversely affect us by reducing our revenues, increasing our operating expenses and exposing us to significant liabilities. While we are not able to reliably predict particular regulatory developments that could affect us adversely, those regulations related to adult content, the Internet and commercial advertising illustrate some of the potential difficulties we face.

     Adult content. Regulation of adult content could prevent us from making our content available in various jurisdictions or otherwise have a material adverse effect on our business, financial condition or results of operations. The governments of some countries like China and India have sought to limit the influence of other cultures by restricting the distribution of products deemed to represent foreign or "immoral" influences.

     Internet. Various governmental agencies are considering a number of legislative and regulatory proposals which may lead to laws or regulations concerning various aspects of the Internet, including online content, intellectual property rights, user privacy, taxation, access charges, liability for third-party activities and jurisdiction. Regulation of the Internet could materially adversely affect our business, financial condition or results of operations by reducing the overall use of the Internet, reducing the demand for our services or increasing our cost of doing business.

     Regulation of commercial advertising. We receive a significant portion of our advertising revenues from companies selling tobacco and alcohol products. For the year ended December 31, 2002, beer/wine/liquor and tobacco represented 25% and 19%, respectively, of the total ad pages of Playboy magazine. Significant limitations on the ability of those companies to advertise in Playboy magazine or on our Internet sites either because of legislative, regulatory or court action could materially adversely affect our business, financial condition or results of operations. In August 1996, the Food & Drug Administration, or FDA, announced regulations which prohibited the publication of tobacco advertisements containing drawings, colors or pictures, which were later held to be unconstitutional by the U.S. Supreme Court. Nevertheless, future attempts may be made by other federal agencies to impose similar or other types of advertising limitations.

We may not be able to protect our intellectual property rights.

     We believe that our trademarks, particularly the Playboy name and Rabbit Head Design, and other proprietary rights are critical to our success, potential growth and competitive position. Accordingly, we devote substantial resources to the establishment and protection of our trademarks and proprietary rights. Our actions to establish and protect our trademarks and other proprietary rights, however, may not prevent imitation of our products or control piracy by others or prevent others from claiming violations of their trademarks and proprietary rights by us. Any infringement or related claims, even if not meritorious, may be costly and time-consuming to litigate, may distract management from other tasks of operating the business and may result in the loss of significant financial and managerial resources, which could harm our business, financial condition or operating results. Product imitation and piracy could negatively affect our revenues. These concerns are particularly relevant with regard to those international markets, such as China, in which it is especially difficult to control piracy and enforce intellectual property rights.

Our business involves risks of liability claims for media content, which could adversely affect our business, financial condition or results of operations.

     As a distributor of media content, we may face potential liability for:

o     defamation;

o     invasion of privacy;

o     negligence;

o     copyright or trademark infringement; and

o     other claims based on the nature and content of the materials distributed.

     These types of claims have been brought, sometimes successfully, against broadcasters, publishers, online services and other disseminators of media content. We could also be exposed to liability in connection with material available through our Internet sites. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage could have a material adverse effect on us. In addition, measures to reduce our exposure to liability in connection with material available through our Internet sites could require us to take steps that would substantially limit the attractiveness of our Internet sites and/or their availability in various geographic areas, which would negatively affect their ability to generate revenue.

Increases in paper prices or postal rates could adversely affect our operating performance.

     Paper costs are a substantial component of the manufacturing expenses of our publishing business and the direct marketing expenses of our online business. The market for paper has historically been cyclical, resulting in volatility in paper prices. An increase in paper prices could materially adversely affect our operating performance unless and until we can pass any increases through to the consumer.

     The cost of postage also affects the profitability of Playboy magazine and our online business. An increase in postage rates could materially adversely affect our operating performance unless and until we can pass the increase through to the consumer.

Limits on our access to satellite transponders could adversely affect our business, financial condition or results of operations.

     Our cable television and DTH operations require continued access to satellite transponders to transmit programming to cable or DTH operators. Material limitations on our access to these systems or satellite transponder capacity could materially adversely affect our business, financial condition or results of operations. Our access to transponders may be restricted or denied if:

o we or the satellite owner is indicted or otherwise charged as a defendant in a criminal proceeding;

o the FCC issues an order initiating a proceeding to revoke the satellite owner's authorization to operate the satellite;

o the satellite owner is ordered by a court or governmental authority to deny us access to the transponder;

o we are deemed by a governmental authority to have violated any obscenity law; or

o our satellite transponder providers fail to provide the required services.

     In addition to the above, the access of Playboy TV, Spice and our other networks to transponders may be restricted or denied if a governmental authority commences an investigation concerning the content of their transmissions.

Failure to maintain our agreements with multiple system operators and DTH operators on favorable terms could adversely affect our business, financial condition or results of operations.

     We currently have agreements with the nation's six largest multiple system operators. We also have agreements with the principal DTH operators in the United States and Canada. Our agreements with these operators may be terminated on short notice without penalty. If one or more multiple system operators or DTH operators terminate or do not renew these agreements, or do not renew them on terms as favorable as current agreements, our business, financial condition or results of operations could be materially adversely affected.

     In addition, competition among television programming providers is intense for both channel space and viewer spending. Our competition varies in both the type and quality of programming offered, but consists primarily of other premium pay services, such as general-interest premium channels like HBO and Showtime, and other adult movie pay services. We compete with the other pay services as we attempt to obtain or renew carriage with MSOs and DTH operators, negotiate fee arrangements with these operators and market our programming to consumers. The competition with programming providers has intensified as a result of consolidation in the DTH and cable systems industry. The impact of industry consolidation, any decline in our access to, and acceptance by, DTH and/or cable systems and the possible resulting deterioration in the terms, cancellation of fee arrangements or pressure on margin splits with operators of these systems could adversely affect our business, financial condition or results of operations.

Private advocacy group actions targeted at our content could result in limitations on our ability to distribute our products and programming and negatively impact our brand acceptance.

     Our ability to operate successfully depends on our ability to obtain and maintain distribution channels and outlets for our products. From time to time, private advocacy groups have sought to exclude our programming from local pay television distribution because of the adult-oriented content of the programming. In addition, from time to time, private advocacy groups have targeted Playboy magazine and its distribution outlets and advertisers, seeking to limit the magazine's availability because of its adult-oriented content. In addition to possibly limiting our ability to distribute our products and programming, negative publicity campaigns, lawsuits and boycotts could negatively affect our brand acceptance and cause additional financial harm by requiring that we incur significant expenditures to defend our business or discouraging investors from investing in our securities.

We are subject to risks resulting from our operations outside the United States, and we face additional risks and challenges as we continue to expand internationally.

     The international scope of our operations may contribute to volatile financial results and difficulties in managing our business. For the year ended December 31, 2002, we derived approximately 16% of our consolidated revenues from countries outside the United States. Our international operations expose us to numerous challenges and risks, including, but not limited to, the following:

o     adverse political and economic conditions in various jurisdictions;

o     costs of complying with varying governmental regulations;

o     fluctuations in currency exchange rates;

o difficulties in developing, acquiring or licensing programming and products that appeal to a variety of different audiences and cultures;

o     scarcity of attractive licensing and joint venture partners;

o     the potential need for opening and managing distribution centers abroad;
      and

o difficulties in protecting intellectual property rights in foreign countries.

     In addition, important elements of our business strategy, including capitalizing on advances in technology, expanding distribution of our products and content and leveraging cross-promotional marketing capabilities, involve a continued commitment to expanding our business internationally. This international expansion will require considerable management and financial resources.

     We cannot assure you that one or more of these factors or the demands on our management and financial resources would not harm any current or future international operations and our business as a whole.

We may not realize the expected benefits of the restructuring of the ownership of our international TV joint ventures.

     In December 2002, we completed the restructuring of the ownership of our international TV joint ventures. Our venture partner, Claxson Interactive Group Inc., or Claxson, has encountered significant financial difficulties. We cannot be certain that Claxson's financial condition will not adversely affect our remaining joint venture or subject our recently concluded joint venture ownership restructuring to challenge. As a result, we cannot be certain that we will realize the expected benefits from the restructuring.

If we engage in future acquisitions, we will incur a variety of costs and may never realize the anticipated benefits of the acquisition.

     If appropriate opportunities become available, we may attempt to acquire businesses, products or technologies that we believe are a strategic fit with our business. If we do undertake any transaction of this sort, the process of integrating an acquired business, product or technology may result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for ongoing development of our business. Moreover, we may fail to realize the anticipated benefits of any acquisition. Future acquisitions could dilute existing stockholders' ownership interest in us and could cause us to incur debt, exposing us to future liabilities.

Any inability to identify, fund investment in and commercially exploit new technology could have an adverse impact on our business, financial condition or results of operations.

     We are engaged in a business that has experienced significant technological change over the past several years and is continuing to undergo technological change. Our ability to implement our business plan and to achieve the results projected by management will depend on management's ability to anticipate technological advances and implement strategies to take advantage of technological change. Any inability to identify, fund investment in and commercially exploit new technology or the commercial failure of any technology that we pursue, such as video on demand, could result in our business becoming burdened by obsolete technology and could have an adverse impact on our business, financial condition or results of operations.

Our Online Group may be adversely affected by failure on our part to implement our business model, to satisfy consumers, by the impact of free content and by any decline in use of the Internet.

     Business Model. We do not have long-term experience operating the subscription portion of our Internet business model for our Online Group. Although we have experienced increasing subscription revenue in each of the last three years, there can be no assurance that we will be able to provide the pricing and content necessary to attract new or retain existing subscribers and operate the online business profitably.

     Consumer Satisfaction. The Internet industry is highly competitive. If we fail to continue to develop and introduce new content, features, functions or services effectively or fail to improve the consumer experience, our business, financial condition or results of operations could be materially adversely affected.

     Availability of free content. To the extent free adult content on the Internet continues to be available or increases, it may negatively affect our ability to attract subscribers and other fee-paying customers.

     Internet use growth. If use of the Internet declines we may not realize the expected benefits of our investments in the Online Group. Internet usage may be inhibited by, among other factors:

o     inadequate Internet infrastructure;

o     unwillingness of customers to shift their purchasing to on-line vendors;

o     security and privacy concerns;

o     the lack of compelling content;

o problems relating to the development of the required technology infrastructure; and

o     the unavailability of cost-effective, high-speed service.

Our online operations are subject to security risks and systems failures.

     Security risks. Online security breaches could materially adversely affect our Online Group business, financial condition or results of operations. Any well-publicized compromise of security could deter use of the Internet in general or use of the Internet to conduct transactions that involve transmitting confidential information or downloading sensitive materials in particular. In offering online payment services, we may increasingly rely on technology licensed from third parties to provide the security and authentication necessary to effect secure transmission of confidential information, such as consumer credit card numbers. Advances in computer capabilities, new discoveries in the field of cryptography or other developments could compromise or breach the algorithms that we use to protect our consumers' transaction data. In addition, experienced programmers or "hackers" may attempt to misappropriate proprietary information or cause interruptions in our services which could require us to expend significant capital and resources to protect against these problems.

     Other system failures. The uninterrupted performance of our computer systems is critical to the operations of our Internet sites. Our computer systems are located at Level 3 Communications in Chicago, Illinois and may be vulnerable to fire, power loss, telecommunications failures and other similar catastrophes. In addition, we may have to restrict access to our Internet sites to solve problems caused by computer viruses or other system failures. Our customers may become dissatisfied by any systems disruption or failure that interrupts our ability to provide our content. Repeated system failures could substantially reduce the attractiveness of our Internet sites and/or interfere with commercial transactions, negatively affecting our ability to generate revenues. Our Internet sites must accommodate a high volume of traffic and deliver regularly updated content. Our sites have, on occasion, experienced slower response times and network failures. These types of occurrences in the future could cause users to perceive our web sites as not functioning properly and therefore induce them to frequent Internet sites other than ours. In addition, our customers depend on their own Internet service providers for access to our sites. Our revenues could be negatively affected by outages or other difficulties customers experience in accessing our Internet sites due to Internet service providers' system disruptions or similar failures unrelated to our systems. Our insurance policies may not adequately compensate us for any losses that may occur due to any failures in our Internet systems or the systems of our customers' Internet service providers.

We may not be able to successfully compete with direct competitors or with other forms of entertainment.

     We derive a significant portion of our revenue from subscriber-based fees, advertising and licensing, for which we compete with various other media, including magazines, newspapers, television, radio and Internet web sites that offer customers information and services similar to what we provide. We also compete with providers of alternative leisure time activities and media. Competition could result in price reductions, reduced margins or loss of market share, any of which could have a material adverse effect on our business, financial condition or results of operations.

     We face competition on both country and regional levels. In addition, each of our businesses competes with companies that deliver content through the same platforms and with companies that operate in different media businesses. We cannot assure you that we can remain competitive with companies that have greater resources or that offer alternative entertainment and information options.

If we experience a significant decline in our circulation rate base, our results could be adversely affected.

     According to the Audit Bureau of Circulations, an independent audit agency, with a circulation rate base (the total newsstand and subscription circulation guaranteed to advertisers) of 3.15 million at December 31, 2002, Playboy magazine was the 12th highest-ranking U.S. consumer publication. Our circulation is primarily subscription driven, with subscription copies comprising approximately 85% of total copies sold. Although Playboy magazine's circulation rate base has remained stable over the last eight years, if we experience a significant decline in subscriptions, either because we lose existing subscribers or do not attract new subscribers, our results could be adversely affected.

National consolidation of the single-copy magazine distribution system may adversely affect our ability to obtain favorable terms on the distribution of Playboy magazine and special editions and may lead to declines in profitability and circulation.

     In the past decade, the single-copy magazine distribution system has undergone dramatic consolidation. According to an economic study released by Magazine Publishers of America in October 2001, the number of magazine wholesalers has declined from more than 180 to just four large wholesalers that handle 90% of the single-copy distribution business. Currently, we rely on a single national distributor, Warner Publisher Services, Inc., or Warner, for the distribution of Playboy magazine and special editions to newsstands and other retail outlets. As a result of this industry consolidation, we face increasing pressure to lower the prices we charge to wholesalers and increase our sell-through rates. If we are forced to lower the prices we charge wholesalers, we may experience declines in revenues. If we are unable to meet targeted sell-through rates, we may incur greater expenses in the distribution process. The combination of these factors could negatively impact the profitability and newsstand circulation for Playboy magazine.

If we are unable to generate revenues from advertising and sponsorships, or if we were to lose our large advertisers or sponsors, our business would be harmed.

     If companies perceive Playboy magazine or Playboy.com to be a limited or ineffective advertising medium, they may be reluctant to advertise in our products or be a sponsor of the events we produce. Our ability to generate significant advertising and sponsorship revenues depends upon several factors, including, among others, the following:

o our ability to maintain a large, demographically attractive subscriber base for Playboy magazine and Playboy.com;

o     our ability to maintain attractive advertising rates;

o     our ability to attract advertisers and sponsors; and

o our ability to provide effective advertising delivery and measurement systems.

     Our advertising revenues are also dependent on the level of spending by advertisers, which is impacted by a number of factors beyond our control, including general economic conditions, changes in consumer purchasing and viewing habits and changes in the retail sales environment. Our existing competitors, as well as potential new competitors, may have significantly greater financial, technical and marketing resources than we do. These companies may be able to undertake more extensive marketing campaigns, adopt aggressive advertising pricing policies and devote substantially more resources to attracting advertising customers.

We rely on third parties to print and distribute Playboy magazine and special editions. If these third parties fail to perform, our business could be harmed.

     Playboy magazine and special editions are printed at Quad/Graphics, Inc., in Wisconsin, which ships the product to subscribers and wholesalers. We rely on a single national distributor, Warner, for the distribution of Playboy magazine and special editions to newsstands and other retail outlets. If either Quad/Graphics or Warner is unable to or does not perform, and we are unable to find alternative services in a timely fashion, our business could be adversely affected.

We depend on our key personnel.

     We believe that our ability to successfully implement our business strategy and to operate profitably depends on the continued employment of some of our senior management team. If these members of the management team become unable or unwilling to continue in their present positions, our business, financial condition or results of operations could be materially adversely affected.

Future sales or issuances of equity or convertible securities could depress the market price of our Class B common stock and be dilutive and affect our ability to raise funds through equity issuances.

     If our stockholders sell substantial amounts of our common stock or we issue substantial additional amounts of our equity securities, or there is a belief that such sales or issuances could occur, the market price of our common stock could fall. These factors could also make it more difficult for us to raise funds through future offerings of equity securities. In July 2001, we acquired The Hot Network, The Hot Zone and the related television assets of Califa Entertainment Group, Inc., or Califa, and the Vivid TV network and related television assets of V.O.D., Inc., or VODI, which we refer to as the Califa acquisition. In connection with the Califa acquisition, we are obligated to make remaining payments totaling approximately $42.8 million over the next eight years. We have the option to pay up to $35 million of these scheduled payments in cash or shares of our Class B common stock. In addition, we may be obligated to pay cash or issue additional shares to the sellers in the Califa acquisition as make-whole payments or as interest on unpaid portions of the purchase price. The obligation to make these payments would arise in the event that we opt to make scheduled payments by issuing shares of our Class B common stock and the shares are not registered under the Securities Act of 1933, as amended, or the Securities Act, in a timely fashion or the proceeds from the sale of the shares to the sellers in the Califa acquisition are less than the aggregate value of those shares at the time of their issuance. The number of shares issued in satisfaction of each payment will be based on the market price of Class B common stock surrounding the payment dates. In addition, in the event that Playboy.com does not satisfy its redemption obligations in connection with $10 million of its Series A Preferred Stock, Playboy is obligated to satisfy these obligations, at its election, in cash, shares of Class B common stock or any combination of the two.

     As a result of the potential issuance of shares pursuant to the Califa acquisition and the contingent redemption obligations or surrender of the Playboy.com Series A Preferred Stock, each as described above, a substantial number of additional shares of Class B common stock could be issued in the future. We are obligated to register these shares upon issuance and they would therefore become freely tradable, subject to our right to suspend sales in certain circumstances, and in the case of shares issued to the former owners of Califa and VODI, on contractual volume limitations.

Our level of indebtedness could adversely affect our business, results of operations and our growth strategy.

     We have now and will continue to have a significant amount of debt. As of September 30, 2003, we had $25.8 million in cash and cash equivalents and $115.0 million of total financing obligations outstanding. In addition, we have a $20.0 million revolving credit facility. At September 30, 2003, there were no borrowings and $11.1 million in letters of credit outstanding under this facility. We intend to use a portion of our net proceeds from this offering to
redeem $     million aggregate principal amount of the outstanding 11% senior secured notes due 2010. To the extent capital resources are required by us, there can be no assurance that such funds will be available on favorable terms, or at all. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities could result in dilution to our stockholders. The unavailability of funds could have a material adverse effect on our financial condition, results of operations and the ability to expand our operations.

     Our level of indebtedness could adversely affect us in a number of ways, including the following:

o we may be unable to obtain additional financing for working capital, capital expenditures, acquisitions and other general corporate purposes;

o a significant portion of our cash flow from operations must be dedicated to debt service, which reduces the amount of cash we have available for other purposes;

o we may be disadvantaged as compared to our competitors, such as in our ability to adjust to changing market conditions, as a result of the significant amount of debt we owe; and

o we may be restricted in our ability to make strategic acquisitions and to exploit business opportunities.

     Our ability to borrow under our principal credit facility is subject to our continued compliance with applicable financial ratios and covenants which may be beyond our control.

Ownership of Playboy Enterprises, Inc. is concentrated.

     Mr. Hefner beneficially owned approximately 69.53% of our Class A common stock as of December 31, 2003. As a result, given that our Class B common stock is non-voting, Mr. Hefner possesses significant influence over Playboy on all matters, including the election of directors. The concentration of our share ownership may:

o     delay or prevent a change in control;

o impede a merger, consolidation, takeover, or other transaction involving Playboy; or

o discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of Playboy.

Our ownership structure may reduce the liquidity of our Class B common stock compared to the equity securities of other companies listed on the NYSE.

     Our Class B common stock has no voting rights, except as provided in our Amended and Restated Certificate of Incorporation and by Delaware law. Holders of our Class B common stock have no right to vote in the election of directors. Our Class A common stock and Class B common stock have equal rights with respect to dividends, and our certificate of incorporation includes provisions intended for the benefit of holders of our Class B common stock. See "Description of Capital Stock" for more information about the rights and limitations associated with our Class B common stock. The limitations may reduce the liquidity of our Class B common stock.

We are subject to contractual limitations on our ability to pay cash dividends on our Class B common stock.

     The terms of the indenture governing the senior secured notes and our senior credit facility contain covenants that, among other things, restrict our ability to pay cash dividends on our Class B common stock. We do not currently intend to pay any cash dividends on our Class B common stock for the foreseeable future.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus and the information incorporated herein by reference contain "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, including statements as to expectations, beliefs, plans, objectives and future financial performance, and assumptions underlying or concerning the foregoing. We use words such as "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues" and other similar terminology. These forward-looking statements involve known and unknown risks, uncertainties and other factors, which could cause our actual results, performance or outcomes to differ materially from those expressed or implied in the forward-looking statements. The following are some of the important factors that could cause our actual results, performance or outcomes to differ materially from those discussed in the forward-looking statements:

      (1) foreign, national, state and local government regulation, actions or initiatives, including:

           (a) attempts to limit or otherwise regulate the sale, distribution or transmission of adult-oriented materials, including print, video and online materials,

           (b) limitations on the advertisement of tobacco, alcohol and other products which are important sources of advertising revenue for us, or

           (c) substantive changes in postal regulations or rates which could increase our postage and distribution costs;

      (2) risks associated with our foreign operations, including market acceptance and demand for our products and the products of our licensees and our ability to manage the risk associated with our exposure to foreign currency exchange rate fluctuations;

      (3) changes in general economic conditions, consumer spending habits, viewing patterns, fashion trends or the retail sales environment which, in each case, could reduce demand for our programming and products and impact our advertising revenues;

      (4) our ability to protect our trademarks, copyrights and other intellectual property;

      (5) risks as a distributor of media content, including our becoming subject to claims for defamation, invasion of privacy, negligence, copyright, patent or trademark infringement, and other claims based on the nature and content of the materials we distribute;

      (6) dilution from any potential issuance of additional common or convertible preferred stock in connection with financings or acquisitions;

      (7) competition for advertisers from other publications, media or online providers or any decrease in spending by advertisers, either generally or with respect to the adult male market;

      (8) competition in the television, men's magazine, Internet and product licensing markets;

      (9) attempts by consumers or private advocacy groups to exclude our programming or other products from distribution;

      (10) the television and Internet businesses' reliance on third parties for technology and distribution, and any changes in that technology and/or unforeseen delays in its implementation which might affect our plans and assumptions;

      (11) risks associated with losing access to transponders and competition for transponders and channel space;

      (12) the impact of industry consolidation, any decline in our access to, and acceptance by, DTH and/or cable systems and the possible resulting deterioration in the terms, cancellation of fee arrangements or pressure on margin splits with operators of these systems;

      (13) risks that we may not realize the expected increased sales and profits and other benefits from acquisitions and the restructuring of our international TV joint ventures;

      (14) risks associated with the financial condition of Claxson Interactive Group Inc., our Playboy TV-Latin America, LLC joint venture partner;

      (15) increases in paper or printing costs;

      (16) effects of the national consolidation of the single-copy magazine distribution system; and

      (17) uncertainty of the viability of our primarily subscription- and e-commerce-based Internet model.

     You should also consider carefully the statements set forth in the section entitled "Risk Factors" and other sections of this prospectus, and in other documents that we have incorporated by reference in this prospectus, which address additional factors that could cause results or events to differ from those set forth in the forward-looking statements. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the applicable cautionary statements. We have no plans to update these forward looking statements.

                                 USE OF PROCEEDS

     We expect to receive net proceeds of approximately $     million from the
sale of Class B common stock by us in this offering after deducting the underwriting discount and estimated offering expenses, based on an assumed
offering price of $     per share. If the underwriters' over-allotment option is
exercised in full, our estimated net proceeds will be approximately $ million. We will not receive any of the net proceeds from the sale of shares by the selling stockholders.

     We intend to use the net proceeds from this offering to redeem $    million
aggregate principal amount of the outstanding 11% senior secured notes due 2010 and for general corporate purposes. Under the terms of the indenture governing the senior secured notes, we have the right to redeem up to $40.2 million of aggregate principal amount of senior secured notes at a redemption price of 111.00% of the principal amount of the notes redeemed, plus accrued and unpaid interest thereon, with the net cash proceeds of any qualifying equity securities offering, including this offering.


     We have not yet determined the amount of net proceeds to be used specifically for each of the foregoing purposes. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering. Pending use, we intend to invest the net proceeds from this offering in short term, interest-bearing investment grade securities.


                    MARKET PRICE FOR OUR CLASS B COMMON STOCK

     Our Class B common stock is listed under the symbol "PLA" on the New York Stock Exchange and The Pacific Exchange.

     The table below sets forth for the periods indicated the per share range of the high and low closing sales prices of our Class B common stock on the New York Stock Exchange.

                                                            Playboy Class B
                                                             Common Stock
                                                             Low         High
                                                         ---------    ---------
Year Ended December 31, 2002

    First Quarter......................................   $ 14.12      $ 17.50
    Second Quarter.....................................     12.18        16.75
    Third Quarter......................................      8.50        13.12
    Fourth Quarter.....................................      7.48        10.85
Year Ended December 31, 2003
    First Quarter......................................   $  7.92      $ 11.95
    Second Quarter.....................................      8.47        13.74
    Third Quarter......................................     12.75        15.11
    Fourth Quarter.....................................     14.45        16.91
Year Ended December 31, 2004
    First Quarter (through February 9, 2004)...........   $ 14.23      $ 16.14



     On February 9, 2004, the last reported sale price of our Class B common stock on the NYSE was $15.11. As of January 31, 2004, there were approximately 8,862 stockholders of record of our Class B common stock.


                                 DIVIDEND POLICY

     We have not declared or paid any cash dividends on our common stock in more than ten years. We plan to retain our earnings to finance future growth. Therefore, we do not anticipate paying any cash dividends on our common stock in the foreseeable future. Further, the terms of the indenture governing the senior secured notes and our senior credit facility contain covenants that, among other things, restrict our ability to pay cash dividends on our common stock. Our board's decision to pay future dividends will depend on general business conditions, the effect on our financial condition and other factors our board may consider to be relevant.

                                 CAPITALIZATION

     The following table shows:

o     our actual capitalization as of September 30, 2003; and

o our as adjusted capitalization as of September 30, 2003 that gives effect to the following events:

     o the conversion of the outstanding Playboy preferred stock into 1,485,948 shares of Class B common stock in connection with this offering; and

     o the sale of the 3,198,163 shares of Class B common stock offered by us in this offering at an assumed offering price of $ per share, after deducting the underwriting discount and our estimated offering expenses and after giving effect to the application of the estimated net proceeds received by us, assuming that $ million of net proceeds are used to redeem $ million of aggregate principal amount of senior secured notes at a redemption price of 111.00%.

                                                                                                 As of
                                                                                          September 30, 2003
                                                                                   --------------------------------
                                                                                       Actual          As Adjusted
                                                                                   --------------------------------
                                                                                            (in thousands)


Cash and cash equivalents.......................................................    $  25,787         $
                                                                                   ==============    ==============
Debt:
  Credit facility(1)............................................................          --
  11% Senior Secured Notes due 2010.............................................     115,000
                                                                                   --------------    --------------
    Total debt..................................................................     115,000
Stockholders' equity:
  Preferred stock, $10,000 par value - 10,000 shares authorized; 1,674 shares issued and outstanding, actual;  no shares issued and outstanding, as
  adjusted(2)...................................................................      17,293
  Common stock, $0.01 par value
    Class A common stock - 7,500,000 shares authorized; 4,864,102 issued
    and outstanding, actual and as adjusted.....................................          49
    Class B common stock - 30,000,000 shares authorized; 22,575,714 shares issued and outstanding, actual; 27,259,825 shares issued and outstanding,
    as adjusted.................................................................         226
  Capital in excess of par value,...............................................     152,918
  Accumulated deficit...........................................................     (55,500)
  Accumulated and other comprehensive loss......................................        (888)
                                                                                   --------------    --------------
    Total stockholders' equity(2)...............................................     114,098
      Total capitalization......................................................   $ 229,098         $
                                                                                   ==============    ==============
___________

(1) The credit facility provides for borrowings of up to $20 million on a revolving basis. At September 30, 2003, there were $11.1 million in letters of credit outstanding under the credit facility.

(2)  Excludes minority interests of $10.7 million.

     The number of shares of common stock outstanding after this offering is based upon the number of shares outstanding as of September 30, 2003, but does not include the following: 2,843,886 shares of Class B common stock issuable upon exercise of outstanding options with a weighted average exercise price of $16.22 per share; and 2,195,896 shares of Class B common stock reserved for future issuance under our stock option plans.

                                    DILUTION

     Purchasers of our Class B common stock in this offering will suffer an immediate and substantial dilution in net tangible book value per share. Dilution is the amount by which the offering price paid by the purchasers of our Class B common stock to be sold in this offering exceeds the net tangible book value per share of our common stock after the offering. Net tangible book value per share is determined by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of our common stock deemed to be outstanding on the date the book value is determined.

     Our net tangible book value as of September 30, 2003 was approximately
$     million, or $   per share of common stock, taking into effect the liquida-
tion preference of the outstanding Playboy preferred stock. After giving effect to adjustments relating to this offering, our pro forma net tangible book value
as of September 30, 2003 would have been $   or $   per common share. This
represents an immediate increase in net tangible book value of $   per common
share to the existing stockholders and an immediate dilution of $   per common
share to new investors purchasing shares in this offering. The adjustments made to determine pro forma net tangible book value per share are:

o the conversion of the outstanding Playboy preferred stock into 1,485,948 shares of Class B common stock in connection with this offering; and

o    the sale of 3,198,163 shares of Class B common stock by us in this
     offering at an assumed public offering price of $     per share , after
     deducting the underwriting discount and our estimated offering expenses and after giving effect to the application of the estimated net proceeds received by us, assuming that $ million of net proceeds are used to redeem
     $     million of aggregate principal amount of senior secured notes at a redemption price of 111.00%.

     The following table illustrates the pro forma increase in net tangible book value per common share to the existing stockholders and the dilution per common share to new investors:



   Assumed public offering price per share................................                        $
     Net tangible book value per common share as of September 30, 2003....       $
     Increase in net tangible book value per share attributable
     to new investors.....................................................       ------------

   Pro forma net tangible book value per common share as of September 30,
   2003, after giving effect to the offering..............................                        -------------

   Dilution per common share to new investors in this offering............                        =============

     In the discussion and table above, we assume no exercise of outstanding options. To the extent outstanding options have been or will be exercised, there will be further dilution to new investors.

                            SELECTED FINANCIAL DATA

     The financial and operating data set forth below should be read in conjunction with, and are qualified by reference to, the financial statements and related notes and the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2002 and Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003, which are incorporated herein by reference. See "Where You Can Find More Information" and "Incorporation of Certain Documents by Reference."

                                Nine Months Ended
                                  September 30,                              Year Ended December 31,
                             -----------------------    --------------------------------------------------------------
                                2003         2002         2002         2001         2000         1999         1998
                             ----------    ---------    ---------    ---------    ---------    ---------    ----------
                                                                  (in thousands)


Selected financial data(1)

Net revenues...............  $224,700      $204,085     $277,622     $287,583     $303,360     $344,044      $314,360
Interest expense, net......   (11,768)      (11,464)     (15,022)     (13,184)      (7,629)      (6,179)       (1,424)
Income (loss) from
  continuing operations
  before cumulative
  effect of change in
  accounting principle.....      (883)      (13,090)     (17,135)     (29,323)     (47,626)      (5,568)        4,320
Net income (loss)..........      (883)      (13,090)     (17,135)     (33,541)     (47,626)      (5,335)        4,320
Net income (loss)
  applicable to common
  shareholders.............    (1,440)      (13,090)     (17,135)     (33,541)     (47,626)      (5,335)        4,320
Basic and diluted
  earnings per common
  share
  Income (loss) from
    continuing operations
    before cumulative
    effect of change in
    accounting principle...     (0.05)        (0.51)       (0.67)       (1.20)       (1.96)       (0.24)         0.21
  Net income (loss)........     (0.05)        (0.51)       (0.67)       (1.37)       (1.96)       (0.23)         0.21

EBITDA(2)
  Net income (loss)........      (883)      (13,090)     (17,135)     (33,541)     (47,626)      (5,335)        4,320
  Adjusted for:............
    Gain on disposal of
      discontinued
      operations (net
      of tax)..............        --            --           --           --           --         (233)           --
    Cumulative effect
      of change in
      accounting principle.        --            --           --        4,218           --           --            --
    Income tax expense
      (benefit)............     3,485         7,802        8,544          996       16,227         (862)        2,705
    Interest expense.......    12,032        11,547       15,147       13,970        9,148        7,977         1,551
    Depreciation and
      amortization.........    36,463        37,637       51,619       51,904       44,911       42,691        30,313
    Amortization of
      deferred financing
      fees.................     1,022           729          993          905          840          613            --
    Amortization of
      restricted stock
      awards...............        --         2,207        2,748           --           --           --            --
    Equity in operations of
      PTVI and other.......        26            32         (279)         746          375       13,871           378
                             ----------    ---------    ---------    ---------    ---------    ---------    ----------
  EBITDA...................    52,145        46,864       61,637       39,198       23,875       58,722        39,267
Cash flows from
  operating activities.....       513        (3,143)      14,328       (7,945)     (31,150)      16,100       (11,110)
Cash flows from
  investing activities.....    (4,059)         (835)      (3,158)      (2,853)      (3,889)     (68,126)      (10,120)
Cash flows from
  financing activities.....   $25,215      $   (632)    $(11,662)     $12,784      $14,045      $75,213       $20,624


                               Nine Months Ended
                                 September 30,                            Year Ended December 31,
                             ------------------------   --------------------------------------------------------------
                               2003          2002         2002         2001         2000         1999         1998
                             ---------   ------------   ---------   ----------   ----------   -----------   ----------
                                    (in thousands, except per share amounts, number of employees and ad pages)
At period end


Total assets...............  $399,419     $418,856     $369,721     $426,240     $388,488     $429,402      $212,107
Long-term financing
  obligations..............  $115,000      $77,805      $68,865      $78,017      $94,328      $75,000      $     --
Shareholders' equity.......  $114,098      $91,205      $87,815      $81,525     $114,185     $161,281      $ 84,202
Long-term financing
  obligations as a
  percentage of total
  capitalization...........        50%          46%          44%          49%          45%          32%            --%
Number of common shares
  outstanding
  Class A voting...........     4,864        4,864        4,864        4,864        4,859        4,859         4,749
  Class B nonvoting........    22,576       21,427       21,422       19,666       19,407       19,288        15,868
  Number of full-time
    employees..............       596          623          581          610          686          780           758

Selected operating data
Playboy magazine ad
  pages....................       348          384          515          618          674          640           601
Cash investments in
  Company-produced and
  licensed entertainment
  programming..............   $34,461      $31,815      $41,717      $37,254      $33,061      $35,262      $ 25,902
Amortization of
  investments in
  Company-produced and
  licensed entertainment
   programming..............   $29,216      $29,095      $40,626      $37,395      $33,253      $34,341      $ 26,410
Household units (at
  period end)(3)
  Playboy TV networks
    DTH....................    21,000       19,800       19,200       18,100       15,400       12,400         9,800
    Cable digital..........    17,100       12,800       14,000       10,300        3,200        1,300           200
    Cable analog
      addressable..........     4,800        6,500        5,700        7,800       11,000       11,700        11,700
  Playboy TV en
    Espanol(4)
    DTH....................     7,900           --        7,000           --           --           --            --
    Cable digital..........     3,200           --        2,700           --           --           --            --
  Movie networks(5)
    DTH....................    40,900       38,700       38,400       35,300           --           --            --
    Cable digital..........    43,400       35,100       36,900       25,300        8,400        3,900            --
    Cable analog
      addressable..........     7,100       12,500       10,800       17,000       16,200       18,300            --

___________

(1) Certain amounts reported for prior periods have been reclassified to conform to the current year's presentation.

(2) EBITDA represents earnings from continuing operations before interest expense, income taxes, cumulative effect of change in accounting principle, depreciation of property and equipment, amortization of intangible assets, amortization of investments in entertainment programming, amortization of deferred financing fees, expenses related to the vesting of restricted stock awards and equity in operations of PTVI and other. We evaluate our operating results based on several factors, including EBITDA. We consider EBITDA an important indicator of the operational strength and performance of our ongoing businesses, including our ability to provide cash flows to pay interest, service debt and fund capital expenditures. EBITDA eliminates the uneven effect across business segments of noncash depreciation of property and equipment and amortization of intangible assets. Because depreciation and amortization are noncash charges, they do not affect our ability to service debt or make capital expenditures. EBITDA also eliminates the impact of how we fund our businesses and the effect of changes in interest rates, which we believe relate to general trends in global capital markets but are not necessarily indicative of our operating performance. Finally, EBITDA is used to determine compliance with some of our credit facilities. EBITDA should not be considered an alternative to any measure of performance or liquidity under accounting principles generally accepted in the United States, or GAAP. Similarly, EBITDA should not be inferred as more meaningful than any of those measures.

(3) Each household unit is defined as one household carrying one given network per carriage platform. A single household can represent multiple household units if two or more of our networks and/or multiple platforms (i.e., digital and analog) are available to that household.

(4) We obtained 100% distribution rights of Playboy TV en Espanol in the U.S. Hispanic market in December 2002 in connection with the restructuring of the ownership of our international TV joint ventures. Prior to the restructuring, this network was included in international TV's household units.

(5) We acquired two Spice networks in March 1999 and three networks in July 2001 in connection with the Califa acquisition.

                              SELLING STOCKHOLDERS

     The selling stockholders in this offering are Mr. Hugh M. Hefner, our founder and the Editor-in-Chief of Playboy magazine, and Ms. Christie Hefner, our Chairman and Chief Executive Officer. The table below presents information as of December 31, 2003 regarding the beneficial ownership of our common stock, as adjusted to reflect the shares of our Class B common stock being offered by the selling stockholders.

     To our knowledge, the selling stockholders have sole voting and investment power with respect to their shares of common stock. Share ownership information includes shares issuable upon exercise of outstanding options that are exercisable within 60 days after December 31, 2003.

                            Shares of Class A
                               Common Stock            Shares of Class B                        Shares of Class B
                            Beneficially Owned            Common Stock                             Common Stock
                            Prior to and After         Beneficially Owned                       Beneficially Owned
                                 Offering              Prior to Offering                          After Offering
                          -----------------------    -----------------------                  -----------------------
                                                                                Number of
                                                                                Class B
                           Number                     Number                     Shares
                             of                         of                        Being        Number
                           Shares      Percentage     Shares      Percentage     Offered      of Shares    Percentage
                          ---------    ----------    ---------    ----------    ----------    ----------   ----------


Christie Hefner(1)           72,274       1.49%        314,709       5.17%         150,000       164,709       4.31%

Hugh M. Hefner(2),(3)     3,381,836      69.53       8,800,643      36.57        2,608,157     6,192,486      32.28%

__________

(1) Includes 899,386 shares of our Class B common stock that are subject to installments of stock option grants made under the Amended and Restated Playboy Enterprises, Inc. 1995 Stock Incentive Plan, which were either exercisable on December 31, 2003, or were exercisable within 60 days of December 31, 2003.

(2) Includes the 1,485,948 shares of Class B common stock that Mr. Hefner will receive upon conversion of the Playboy preferred stock in connection with this offering.

(3)  Mr. Hefner owns 3,381,836 shares of Class A common stock through The Hugh
     M. Hefner 1991 Trust. Mr. Hefner has sole investment and voting power over these shares.


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Hugh M. Hefner

     The following is a summary of agreements and transactions between Mr. Hefner and us. It is our policy that transactions with related parties must be on terms that, on the whole, are no less favorable than terms that would be available from unrelated parties. Based on our experience, we believe that all of the transactions described below met that standard at the time the transactions were effected. The amounts disclosed for the following transactions are estimates based on our records and other information available to us.

     Playboy Mansion

     We own a 29-room Playboy Mansion located on 5 1/2 acres in Holmby Hills, California. The Playboy Mansion is used for various corporate activities, including serving as a valuable location for video production, magazine photography, online events, business meetings, enhancing our image, charitable functions and a wide variety of other promotional and marketing activities. The Playboy Mansion generates substantial publicity and recognition which increase public awareness of us and our products and services. Its facilities include a tennis court, swimming pool, gymnasium and other recreational facilities as well as extensive film, video, sound and security systems. The Playboy Mansion also includes accommodations for guests and serves as an office and residence for Hugh M. Hefner, our founder. It has a full-time staff which performs maintenance, serves in various capacities at the functions held at the Playboy Mansion and provides guests of ours and Mr. Hefner's with meals, beverages and other services.

     Under a 1979 lease we entered into with Mr. Hefner, the annual rent Mr. Hefner pays to us for his use of the Playboy Mansion is determined by independent experts who appraise the value of Mr. Hefner's basic accommodations and access to the Playboy Mansion's facilities, utilities and attendant services based on comparable hotel accommodations. In addition, Mr. Hefner is required to pay the sum of the per-unit value of nonbusiness meals, beverages and other benefits he and his personal guests receive. These standard food and beverage per-unit values are determined by independent expert appraisals based on fair market values.

     Valuations for both basic accommodations and standard food and beverage units are reappraised every three years, and between appraisals are annually adjusted based on appropriate consumer price indexes. Mr. Hefner is also responsible for the cost of all improvements in any Hefner residence accommodations, including capital expenditures, that are in excess of normal maintenance for those areas.

     Mr. Hefner's usage of Playboy Mansion services and benefits is recorded through a system initially developed by the auditing and consulting firm of PricewaterhouseCoopers LLP and now administered by us, with appropriate modifications approved by the audit and compensation committees of the Board of Directors. The lease had an initial two-year term which expired on June 30, 1981, but on its terms continues for ensuing 12-month periods unless either we or Mr. Hefner terminates it. When we changed our fiscal year from a year ending June 30 to a year ending December 31, Mr. Hefner's lease continued for only a six-month period through December 31, 1998 to accommodate this change. On December 31, 1998, the lease renewed automatically and will continue to renew automatically for 12-month periods under the terms as previously described. The rent charged to Mr. Hefner during the first nine months of 2003 included the appraised rent and the appraised per-unit value of other benefits, as described above. Within 120 days after the end of our fiscal year, the actual charge for all benefits for that year is finally determined. Mr. Hefner pays or receives credit for any difference between the amount finally determined and the amount he paid over the course of the year. The actual rent and other benefits payable for 2002 and 2001 were $1.1 million and $1.3 million, respectively.

     We purchased the Playboy Mansion in 1971 for $1.1 million and in the intervening years have made substantial capital improvements at a cost of $13.6 million through 2002 (including $2.5 million to bring the Hefner residence accommodations to a standard similar to the Playboy Mansion's common areas). The Playboy Mansion is included in our Consolidated Balance Sheet at December 31, 2002 at a net book value, including all improvements and after accumulated depreciation, of $1.9 million. We incur all operating expenses of the Playboy Mansion, including depreciation and taxes, which were $3.6 million, $3.2 million and $3.2 million for 2002, 2001 and 2000, respectively, net of rent received from Mr. Hefner.

      Barter Transactions

     From time to time, we enter into barter transactions in which we secure air transportation for Mr. Hefner in exchange for advertising pages in Playboy magazine. Mr. Hefner reimburses us for our direct costs of providing these advertising pages. We receive significant promotional benefit from these transactions.

      Financing From Related Party; Playboy Preferred Stock

     At December 31, 2002, Playboy.com had an aggregate of $27.2 million of outstanding indebtedness to Mr. Hefner in the form of three promissory notes. Upon the closing of the senior secured notes offering on March 11, 2003, Playboy.com's debt to Mr. Hefner was restructured. One promissory note, in the amount of $10.0 million, was extinguished in exchange for shares of Series A preferred stock in PEI Holdings, Inc., or Holdings Series A preferred stock, with an aggregate stated value of $10.0 million. The two other promissory notes, in a combined principal amount of $17.2 million, were extinguished in exchange for $0.5 million in cash and shares of Series B preferred stock in PEI Holdings, Inc., or Holdings Series B preferred stock, with an aggregate stated value of $16.7 million. Pursuant to the terms of an exchange agreement between us, PEI Holdings, Inc., Playboy.com and Mr. Hefner and the certificates of designation governing the Holdings Series A and Series B Preferred Stock, we were required to exchange the Holdings Series A Preferred Stock for shares of our Class B common stock and to exchange the Holdings Series B Preferred Stock for shares of Playboy preferred stock.

     In order to issue the Playboy preferred stock, we were required to amend our certificate of incorporation to authorize the issuance, which we refer to as the certificate amendment. In accordance with applicable law, Mr. Hefner, the holder of more than a majority of our outstanding Class A voting common stock, approved the certificate amendment by written consent. As a result, on May 1, 2003, we filed an amendment to our certificate of incorporation and exchanged the Holdings Series A preferred stock plus accumulated dividends for 1,122,209 shares of our Class B common stock and exchanged the Holdings Series B preferred stock for 1,674 shares of Playboy preferred stock. The Playboy preferred stock accrues dividends at a rate of 8.0% per annum which are paid semi-annually and is convertible at any time into shares of our Class B common stock at an effective conversion price of $11.26 per share. In connection with this offering, Mr. Hefner will convert all the Playboy preferred stock into 1,485,948 shares of Class B common stock in accordance with the terms of the Playboy preferred stock and sell those shares in this offering.

                          DESCRIPTION OF CAPITAL STOCK

     General. Our authorized capital stock consists of 37,500,000 shares of common stock, of which 7,500,000 shares are Class A common stock, par value $0.01 per share, and 30,000,000 shares are Class B common stock, par value $0.01 per share, and 10,000 shares of preferred stock. All outstanding shares of our Class A common stock, Class B common stock and preferred stock are validly issued, fully paid and non-assessable.

      Common Stock

     Voting. Each share of Class A common stock entitles its holder to one vote on all matters submitted to the stockholders, including the election of directors. Each share of Class B common stock has no voting rights, other than those as described below or as required by law. Under the Delaware General Corporation Law, which we refer to as DGCL, holders of Class B common stock are entitled to vote on proposals to increase or decrease the number of authorized shares of Class B common stock, to change the par value of the Class B common stock or to alter or change the powers, preferences or special rights of the shares of Class B common stock which may affect them adversely.

     Dividends and Other Distributions (including Distributions upon Liquidation or Sale of us). Each share of Class A common stock and Class B common stock is equal with respect to dividends and other distributions in cash, stock or property (including distributions upon liquidation, dissolution or winding up of us), except as described below. Dividends or other distributions payable on our capital stock in shares of stock will be made to all holders of our capital stock and may be made either (a) in shares of Class B common stock or any security other than Class A common stock to the record holders of both Class A common stock and Class B common stock, or (b) in shares of Class A common stock to the record holders of Class A common stock and shares of Class B common stock to the record holders of Class B common stock. In no event will either Class A common stock or Class B common stock be split, divided or combined unless the other is proportionately split, divided or combined. The indenture governing the senior secured notes and our senior credit facility limit our ability to pay cash dividends.

     Non-Convertibility. Neither the Class A common stock nor the Class B common stock is convertible into the other, or any of our other securities.

     Minority Protection Transactions. If any person or group acquires beneficial ownership of additional Class A common stock (other than upon original issuance by us, by operation of law, by will or the laws of descent and distribution, by gift or by foreclosure of a bona fide loan), or any persons holding Class A common stock form a group, and the acquisition or formation results in that person or group owning 10% or more of the Class A common stock then outstanding, which we refer to as a "Related Person," and the Related Person does not then own an equal or greater percentage of all outstanding shares of Class B common stock, the Related Person must, within a 90-day period beginning the day after becoming a Related Person, make a public tender offer to acquire additional shares of Class B common stock, which we refer to as a "Minority Protection Transaction." For purposes of this provision, "beneficial ownership" and "group" have the respective meanings of those terms as used in Rule 13d-3 and Rule 15d-5(b) under the Exchange Act or any successor statute or regulations.

     In a Minority Protection Transaction, the Related Person must offer to acquire from the holders of Class B common stock that number of shares of additional Class B common stock, which we refer to as the "Additional Shares," determined by (1) multiplying the percentage of outstanding Class A common stock beneficially owned by the Related Person by the total number of shares of Class B common stock outstanding on the date the person or group became a Related Person, and (2) subtracting the total number of shares of Class B common stock beneficially owned by the Related Person on that date (including shares acquired on that date or before the time the person or group became a Related Person). The Related Person must acquire all shares validly tendered or, if the number of shares tendered exceeds the number determined under the formula, a proportionate amount from each tendering holder.

     The offer price for any shares required to be purchased by the Related Person in a Minority Protection Transaction is the greater of (1) the highest price per share paid by the Related Person for any share of Class A common stock in the six-month period ending on the date the person or group became a Related Person, or (2) the highest bid price of a share of the Class A common stock or Class B common stock on the NYSE on the date the person or group became a Related Person.

     A Minority Protection Transaction will also be required by any Related Person, and any other person or group beneficially owning 10% or more of the outstanding Class A common stock, which we refer to as an "Interested Common Stockholder," that acquires additional Class A common stock (other than upon issuance or sale by us, by operation of law, by will or the laws of descent and distribution, by gift or by foreclosure of a bona fide loan) or joins with other persons to form a group, whenever an additional acquisition or formation results in the Related Person or Interested Common Stockholder owning the next highest integral multiple of 5% (e.g. 15%, 20%, 25%, etc.) of the outstanding Class A common stock and the Related Person or Interested Common Stockholder does not own an equal or greater percentage of all outstanding shares of Class B common stock. The Related Person or Interested Common Stockholder will be required to extend an offer to buy that number of Additional Shares prescribed by the formula stated above, and must acquire all shares validly tendered or a proportionate amount as specified above at the price determined above, even if a previous offer resulted in fewer shares of Class B common stock being tendered than the previous offer included.

     The requirement to engage in a Minority Protection Transaction is satisfied by making the requisite offer and purchasing validly tendered shares, even if the number of shares tendered is less than the number of shares included in the required offer. The penalty applicable to any Related Person or Interested Common Stockholder that fails to make a required offer, or to purchase shares validly tendered (after proration, if any), is to suspend automatically the voting rights of the shares of Class A common stock owned by the Related Person or Interested Common Stockholder until completion of the required offer or until divestiture of the shares of Class A common stock that triggered the offer requirement. Neither the Minority Protection Transaction requirement nor the related penalty apply to any increase in percentage ownership of Class A common stock resulting solely from a change in the total amount of Class A common stock outstanding.

     Similar requirements apply to any purchases by Playboy, except that any treasury shares will be included in the calculations. All calculations are based upon numbers of shares reported by Playboy in its most recent annual or quarterly report filed under the Exchange Act, or any current report filed on Form 8-K.

     This provision of our Amended and Restated Certificate of Incorporation may be amended in a manner adversely affecting the holders of Class B common stock (including amendments effected in any merger or consolidation involving us) only if the amendment is approved by a majority vote of holders of Class B common stock who are not Related Persons or Interested Common Stockholders.

     Preemptive Rights. Our capital stock does not carry any preemptive rights enabling a holder to subscribe for or receive shares of any class of our capital stock or any other securities convertible into shares of any class of our capital stock.

     Mergers and Acquisitions. Each holder of Class B common stock will be entitled to receive the same per share consideration as the per share consideration, if any, received by any holder of the Class A common stock in a merger or consolidation of us (whether or not we are the surviving corporation). Any issuance of shares of Class A common stock in a merger or other acquisition transaction must be approved by the holders of a majority of the shares of Class A common stock unless shares of Class B common stock are also issued in the transaction and the quotient determined by dividing the number of shares of Class B common stock to be so issued by the number of shares of Class A common stock to be so issued is at least equal to the quotient determined, immediately before the transaction, by dividing the total number of outstanding shares of Class B common stock by the total number of outstanding shares of Class A common stock and Class B common stock taken together.

     Section 203 of the DGCL generally prohibits some Delaware corporations from engaging in a "business combination" with an "interested stockholder" for a period of three years after the person became an interested stockholder, unless
(1) before the time the stockholder became an interested stockholder, the board approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, (2) when the transaction resulting in the person becoming an interested stockholder was completed, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares outstanding, shares owned by some directors or some employee stock plans), or (3) on or after the time the stockholder became an interested stockholder, the business combination is approved by the board of directors and authorized by the affirmative vote (and not by written consent) of at least two-thirds of the outstanding voting stock excluding any stock owned by the interested stockholder. A "business combination" includes a merger, asset sale and some other transactions resulting in a financial benefit to the interested stockholder. In general, an "interested stockholder" is a person who (other than the corporation and any direct or indirect majority owned subsidiary of the corporation), together with affiliates and associates, owns (or, is an affiliate or associate of the corporation and, within three years prior, did own) 15% or more of the corporation's outstanding voting stock. A Delaware corporation may "opt out" from the application of Section 203 of the DGCL through a provision in its certificate of incorporation. Our Amended and Restated Certificate of Incorporation does not contain a provision of that kind and we have not "opted out" from the application of Section 203 of the DGCL.

      Preferred Stock

     Our board of directors has the authority, without further action by our stockholders, to issue up to 10,000,000 shares of our preferred stock in one or more series and to fix the designations, powers, preferences, privileges and relative participation, optional or special rights and the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of our common stock. Our board of directors, without stockholder approval, can issue preferred stock with conversion or other rights that could adversely affect the rights of the holders of our common stock. Any issuance of preferred stock may have the effect of decreasing the market price of our common stock. Notwithstanding the foregoing, any such preferred stock shall not have any voting powers, except as required by law or in the event of failure to pay dividends, and shall in no event be convertible into shares of Class A common stock.

     In connection with the restructuring of Playboy.com's outstanding indebtedness to Mr. Hefner, Mr. Hefner was issued 1,674 shares of Playboy preferred stock. The Playboy preferred stock accrues dividends at a rate of 8% per annum, which are paid semi-annually, and is senior in right of payment to shares of Class A and Class B common stock with respect to dividends and other distributions in cash, stock or property (including distributions upon liquidation, dissolution or winding up of us). The Playboy preferred stock is convertible into shares of Class B common stock at any time at an effective conversion price of $11.26 per share of Class B common stock. In connection with this offering, Mr. Hefner will convert all the Playboy preferred stock into 1,485,948 shares of Class B common stock in accordance with the terms of the preferred stock and sell those shares in this offering.

       Transfer Agent and Registrar.

     The transfer agent and registrar for our capital stock is LaSalle Bank National Association.

                                  UNDERWRITING

     Bear, Stearns & Co. Inc. and Banc of America Securities LLC are serving as Underwriters for the offering. Subject to the terms and conditions of an
underwriting agreement dated          , 2004, among us, the selling stockholders
and the underwriters named below, the underwriters have severally agreed to purchase from us and the selling stockholders the respective number of shares of Class B common stock set forth opposite their names below:

                                                                         Number
Name                                                                  of Shares

Bear, Stearns & Co. Inc........................................
Banc of America Securities LLC ................................
                                                                 --------------
   Total.......................................................       5,956,320
                                                                 ==============

===============================================================================

     The underwriting agreement provides that the obligations of the underwriters are several and are subject to approval of certain legal matters by their counsel and various other conditions. The nature of the underwriters' obligations is such that they are committed to purchase all shares of stock offered hereby if any of the shares are purchased.

     We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to an additional 893,448 shares of our Class B common stock at the public offering price, less the underwriting discount set forth on the cover page of this prospectus. The underwriters may exercise this option solely to cover over-allotments, if any, in connection with the sale of our Class B common stock. If the underwriters exercise this option, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares proportionate to the underwriter's initial amount set forth in the table above.

     The following table summarizes the underwriting discounts to be paid by us and the selling stockholders to the underwriters and the estimated expenses payable by us for each share of stock and in total. This information is presented assuming either no exercise or full exercise of the underwriters' option to purchase additional shares of stock.

                                                 Without          With
                                      Per share  Over-allotment   Over-allotment
                                      ---------  --------------   --------------

Assumed public offering price          $          $                $
Underwriting discount and commission
paid by us                             $          $                $
Expenses payable by us                 $          $                $
Underwriting discount and commission
paid by the selling stockholders       $          $                $
Expenses payable by the selling
stockholders                           $          $                $

     We have been advised that the underwriters propose to offer the shares of our Class B common stock to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less
a concession not in excess of $    per share. The underwriters may allow, and
such dealers may re-allow, a concession not in excess of $     per share to
certain other dealers. The offering of the shares is made for delivery when, as, and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation, or modification of this offering without notice. The underwriters reserve the right to reject any order for the purchase of shares, in whole or in part.

     We, along with our directors, executive officers and the selling stockholders have agreed not to, directly or indirectly, offer, sell, or otherwise dispose of any shares of Class B common stock or any securities which may be converted into or exchanged for shares of Class B common stock without the prior written consent of Bear, Stearns & Co. Inc. on behalf of the underwriters for a period of 90 days from the date of this prospectus.

     We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments which the underwriters may be required to make in respect thereof.

     The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the Class B common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

    o Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which create a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

    o Stabilizing transactions consist of bids to purchase the underlying security in the open market which are subject to a specified maximum.

    o Syndicate covering transactions involve purchases of Class B common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

    o Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the stock o originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

     These stabilizing transactions, syndicate covering transactions, and penalty bids may have the effect of raising or maintaining the market price of the Class B common stock or preventing or retarding a decline in the market price of the stock. As a result, the price of the Class B common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time. Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Class B common stock.

     In connection with this offering, the underwriters and selling group members may engage in passive market making transactions in our common stock on the New York Stock Exchange in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934 during the period before the commencement of offers or sales of our common stock and extending through the completion of the distribution. A passive market maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market makers' bid that bid must be lowered when specified purchase limits are exceeded.

     The underwriters may, from time to time, engage in transactions with, and perform services for, us in the ordinary course of their business.

     A prospectus in electronic format may be made available on Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

     Other than the prospectus in electronic format, information contained in any other web site maintained by an underwriter or selling group member is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been endorsed by us or the underwriters or any selling group member in its capacity as underwriter or selling group member, and should not be relied on by investors in deciding whether to purchase any shares of Class B common stock. The underwriters and selling group members are not responsible for information contained in Internet web sites that they do not maintain.

                                  LEGAL MATTERS

     The validity of the shares of our Class B common stock offered by this prospectus will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, Chicago, Illinois. Certain legal matters will be passed upon for the underwriters by Kramer, Levin, Naftalis & Frankel LLP, New York, New York.

                                     EXPERTS

     The consolidated financial statements at December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002, incorporated by reference in this prospectus, and the related financial statement schedule incorporated by reference in this prospectus, have been audited by Ernst & Young LLP, independent auditors, as stated in their report thereon, which is incorporated by reference elsewhere herein, and has been so incorporated in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important business and financial information to you that is not included in or delivered with this prospectus by referring you to publicly filed documents that contain the omitted information. We provide a list of all documents we incorporate by reference in this prospectus under "Incorporation of Certain Documents by Reference" below.

     You may read and copy the information that we incorporate by reference in this prospectus as well as other reports, proxy statements and other information that we file with the SEC at the public reference facility maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. In addition, we are required to file electronic versions of those materials with the SEC through the SEC's EDGAR system. The SEC maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information that registrants, such as us, file electronically with the SEC.

     Each person to whom a prospectus is delivered may also request a copy of those materials, free of change, by writing us at the following address: Playboy Enterprises, Inc., 680 North Lake Shore Drive, Chicago, Illinois 60611,
Attention: Investor Relations, or by telephoning us at (312) 751-8000.

     You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information contained in this prospectus is accurate as of any date other than the date such information is presented, or, with respect to information incorporated by reference from reports or documents filed with the SEC, as of the date such report or document was filed. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

     We have filed with the SEC a registration statement on Form S-3 under the Securities Act covering the securities described in this prospectus. This prospectus does not contain all of the information included in the registration statement, some of which is contained in exhibits included with or incorporated by reference into the registration statement. The registration statement, including the exhibits contained or incorporated by reference therein, can be read at the SEC's website or at the SEC offices referred to above. Any statement made in this prospectus concerning the contents of any contract, agreement or other document is only a summary of the actual contract, agreement or other document. If we have filed or incorporated by reference any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     Rather than include certain information in this prospectus that we have already included in documents filed with the SEC, we are incorporating this information by reference, which means that we are disclosing important information to you by referring to those publicly filed documents that contain the information. The information incorporated by reference is considered to be part of this prospectus. Accordingly, we incorporate by reference the following documents filed with the SEC by us:

o     Quarterly Report on Form 10-Q for the quarterly period ended September
      30, 2003;

o Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003;

o Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003;

o Annual Report on Form 10-K for the fiscal year ended December 31, 2002, including the portions of our definitive Proxy Statement for the 2003 Annual Meeting of Shareholders incorporated by reference therein;

o     Current Report on Form 8-K dated August 13, 2003 and filed August 13,
      2003;

o     Current Report on Form 8-K dated July 25, 2003 and filed July 25, 2003;

o     Current Report on Form 8-K dated May 21, 2003 and filed May 21, 2003;

o     Current Report on Form 8-K dated March 12, 2003 and filed March 12, 2003;

o     Current Report on Form 8-K dated March 6, 2003 and filed March 6, 2003;

o     Current Report on Form 8-K dated March 5, 2003 and filed March 6, 2003;

o     Current Report on Form 8-K dated December 23, 2002 and filed February 25,
      2003;

o Current Report on Form 8-K dated December 23, 2002 and filed February 12, 2003; and

o     Current Report on Form 8-K dated December 23, 2002 and filed January 7,
      2003.

     We also incorporate by reference any future filings we make with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (1) after the date of the filing of this registration statement and before its effectiveness and (2) until all of the securities to which this prospectus relates are sold or the offering is otherwise terminated. Our subsequent filings with the SEC will automatically update and supersede information in this prospectus.


================================================       ================================================
    No dealer, salesperson or other person is
authorized to give any information or to
represent anything not contained in this
prospectus. You must not rely on any
unauthorized information or representations.
This prospectus is an offer to sell only the
shares offered hereby, but only under
circumstances and in jurisdictions where it is
lawful to do so. The information contained in
this prospectus is current only as of its
date.


              TABLE OF CONTENTS

                                          Page                       5,956,320 shares
                                          ----

Prospectus Summary......................  1

Risk Factors............................  5                           [PLAYBOY logo]

Special Note About Forward-Looking
  Statements............................  13

Use of Proceeds.........................  15                        Class B Common Stock

Market Price For Our Common Stock.......  15

Dividend Policy.........................  15
                                                                   _____________________
Capitalization..........................  16
                                                                        PROSPECTUS
Dilution................................  17                       _____________________

Selected Financial Data.................  18

Selling Stockholders....................  21

Description of Capital Stock............  24                                , 2004

Underwriting............................  27

Legal Matters...........................  29
                                                                 Bear, Stearns & Co. Inc.
Experts.................................  29

Where You Can Find More Information.....  29                   Banc of America Securities LLC

Incorporation of Certain Documents
  By Reference..........................  30

================================================       ================================================

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

      Item 14.  Other Expenses Of Issuance And Distribution

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by Playboy Enterprises, Inc. and the selling stockholders in connection with the offer and sale of the securities being registered. The amounts will be borne by Playboy Enterprises, Inc. and the selling stockholders pro rata based on the number of shares sold. All amounts are estimates except the SEC registration fee and the NASD filing fee.

       SEC registration fee                                      $  13,113
       NASD filing fee                                              10,850
       New York Stock Exchange listing fee                               *
       Pacific Stock Exchange listing fee                                *
       Transfer agent's fee                                              *
       Printing and engraving expenses                                   *
       Legal fees and expenses                                           *
       Accounting fees and expenses                                      *
       Miscellaneous                                                     *
                                                             --------------
       Total                                                     $       *
                                                             ==============

          ----------
          *  To be completed by amendment.


      Item 15.  Indemnification of Directors and Officers

     The following summary is qualified in its entirety by reference to the complete text of any statutes referred to below and our amended and restated certificate of incorporation and bylaws.

     Section 145 of the General Corporation Law of the State of Delaware (the "DGCL") grants corporations the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful.

     In the case of an action by or in the right of the corporation, Section 145 of the DGCL grants corporations the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     Section 145 of the DGCL also empowers a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability under
Section 145 of the DGCL.

     As permitted by Delaware law, Article VII of our amended and restated bylaws provides that we shall, to the fullest extent permitted by applicable law, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was, or has agreed to become, a director of officer of us, or is or was serving at the written request of us, as a director, officer, trustee, partner, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnification provided for in Article VII of our amended and restated bylaws is expressly not exclusive of any other rights to which those seeking indemnification may be entitled under any law, agreement or vote of stockholders or disinterested directors or otherwise. Article VII of our amended and restated bylaws also provides that we shall have the power to purchase and maintain insurance to protect us and any director, officer, employee or agent of us or other corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not we would have the power to indemnify such persons against such expense, liability or loss under the DGCL.

     We maintain an insurance policy on behalf of us and certain of our subsidiaries, and on behalf of the directors and officers thereof, covering certain liabilities which may arise as a result of the actions of such directors and officers.

     Section 102(b)(7) of the DGCL allows a corporation to eliminate or limit the personal liability of directors to a corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase or redemption in violation of Delaware corporate law or obtained an improper personal benefit.

     As permitted by Delaware law, Article TWELFTH of our amended and restated certificate of incorporation eliminates a director's personal liability for monetary damages to us and our stockholders for breaches of fiduciary duty as a director, except in circumstances involving a breach of a director's duty of loyalty to us or our stockholders, acts or omissions not in good faith or which involve intentional misconduct or knowing violations of the law, the unlawful payment of dividends or repurchase of stock or self-dealing.

      Item 16:  Exhibits

      Exhibit
       Number                 Description
      -------                 -----------

        1.1*    Form of Underwriting Agreement.

        2.1# Asset Purchase Agreement, dated as of June 29, 2001, by and among Playboy Enterprises, Inc., Califa Entertainment Group, Inc., V.O.D., Inc., Steven Hirsch, Dewi James and William Asher (incorporated by reference to Exhibit 2.1 from Playboy's Current Report on Form 8-K dated July 6, 2001).

        4.1 Amended and Restated Certificate of Incorporation of Playboy Enterprises, Inc. (incorporated by reference to Exhibit 3 from the quarterly report on Form 10-Q for the period ended March 31, 2003).

        4.2 Indenture, dated as of March 11, 2003 (the "Indenture"), between PEI Holdings, Inc., the Guarantors party thereto and Bank One, N.A., as Trustee (incorporated by reference to
                Exhibit 4.1(a) from Playboy's annual report on Form 10-K for the year ended December 31, 2002).

        5.1*    Opinion of Skadden, Arps, Slate, Meagher & Flom (Illinois).

       23.1     Consent of Ernst & Young LLP.

       23.3 Consent of Skadden, Arps, Slate, Meagher & Flom (Illinois) (included in Exhibit 5.1).

         24 Powers of Attorney (included on signature pages to the registration statement).

---------------
*   To be filed by amendment.
# Certain information omitted pursuant to a request for confidential treatment filed separately with and granted by the SEC.


     Item 17: Undertakings

     The undersigned registrant hereby undertakes that for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commissions such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Chicago, state of Illinois, on February 11, 2004.


                            PLAYBOY ENTERPRISES, INC.


                            By:     /s/ LINDA G. HAVARD
                                    -------------------------------------------
                                    Name:    Linda G. Havard
                                    Title:   Executive Vice President,
                                             Finance and Operations,
                                             and Chief Financial Officer

                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Linda G. Havard and Howard Shapiro, jointly and severally, as his true and lawful attorney-in-fact and agent, acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact full power and authority to do and reform each and every act and thing requisite or necessary to be done in and about the premises, as person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in their capacities on February 11, 2004.


           Signature                                Title
           ---------                                -----

      /s/ CHRISTIE HEFNER           Chairman of the Board, Chief Executive
-------------------------------     Officer and Director (Principal Executive
        Christie Hefner             Officer)


      /s/ LINDA G. HAVARD           Executive Vice President, Finance and
-------------------------------     Operations, and Chief Financial Officer
        Linda G. Havard             (Principal Financial and Accounting Officer)


   /s/ DENNIS S. BOOKSHESTER
-------------------------------
     Dennis S. Bookshester          Director


     /s/ DAVID I. CHEMEROW
-------------------------------
       David I. Chemerow            Director


     /s/ DONALD G. DRAPKIN
-------------------------------
       Donald G. Drapkin            Director


      /s/ JEROME H. KERN
-------------------------------
        Jerome H. Kern              Director


       /s/ SOL ROSENTHAL
-------------------------------
         Sol Rosenthal              Director


  /s/ RICHARD S. ROSENZWEIG
-------------------------------
     Richard S. Rosenzweig          Director


    /s/ RUSSELL I. PILLAR
-------------------------------
       Russell I. Pillar            Director

                                EXHIBIT INDEX


      Exhibit
       Number                 Description
      -------                 -----------

        1.1*    Form of Underwriting Agreement.

        2.1# Asset Purchase Agreement, dated as of June 29, 2001, by and among Playboy Enterprises, Inc., Califa Entertainment Group, Inc., V.O.D., Inc., Steven Hirsch, Dewi James and William Asher (incorporated by reference to Exhibit 2.1 from Playboy's Current Report on Form 8-K dated July 6, 2001).

        4.1 Amended and Restated Certificate of Incorporation of Playboy Enterprises, Inc. (incorporated by reference to Exhibit 3 from the quarterly report on Form 10-Q for the period ended March 31, 2003).

        4.2 Indenture, dated as of March 11, 2003 (the "Indenture"), between PEI Holdings, Inc., the Guarantors party thereto and Bank One, N.A., as Trustee (incorporated by reference to
                Exhibit 4.1(a) from Playboy's annual report on Form 10-K for the year ended December 31, 2002).

        5.1*    Opinion of Skadden, Arps, Slate, Meagher & Flom (Illinois).

       23.1     Consent of Ernst & Young LLP.

       23.3 Consent of Skadden, Arps, Slate, Meagher & Flom (Illinois) (included in Exhibit 5.1).

         24 Powers of Attorney (included on signature pages to the registration statement).

--------------
*   To be filed by amendment.
# Certain information omitted pursuant to a request for confidential treatment filed separately with and granted by the SEC.